LION LAND BERHAD (415-D)
A Member of The Lion Group

02028482

02 APR 17 [illegible] 11:5[illegible]

SUPPL

1 April 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 28 March 2002, Re: Extraordinary General Meeting and

b) General Announcement dated 29 March 2002, Re: Change of Address.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dw 4/23

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on **28-03-2002 05:17:52 PM**
Submitted by LLB on **28-03-2002 05:23:18 PM**
Reference No **LL-020328-31189**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Extraordinary General Meeting

* **Contents :-**

We are pleased to announce that the shareholders of the Company have approved the following ordinary resolutions at the Extraordinary General Meeting of the Company held on 28 March 2002:

ORDINARY RESOLUTION 1
Proposed Acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of Lion Land Berhad

THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals being obtained from all relevant authorities, authority be and is hereby given for Amsteel Mills Sdn Bhd ("AMSB") to acquire 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation ("JCorp") for a total consideration of RM108.23 million to be satisfied by (a) Amsteel Corporation Berhad ("Amsteel"), the holding company of Lion Land Berhad ("LLB"), transferring 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, to pay to JCorp cash of RM17.25 million, upon the terms and conditions of the Conditional Exchange of Assets Agreement dated 13 February 2001 entered into between AMSB, Amsteel, AKR and JCorp (" Proposed Acquisition of Antara"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Acquisition of Antara; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Acquisition of Antara.

LION LAND BERHAD (415-D)

Secretary
28 MAR 2002

ORDINARY RESOLUTION 2

Proposed Settlement of Inter-Company Indebtedness of RM108.23 million owing by Amsteel to AMSB

THAT contingent upon the passing of Ordinary Resolution 1 above, authority be and is hereby given for AMSB, to discharge and release Amsteel from the obligation to pay RM108.23 million inter-company indebtedness owing by Amsteel to AMSB in consideration of (a) Amsteel transferring 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring AKR, a 70% owned subsidiary of Amsteel, to pay to JCorp a cash sum of RM17.25 million ("Proposed Settlement of Inter-Co Debts"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement of Inter-Co Debts; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Settlement of Inter-Co Debts.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

28 MAR 2002

Form Version 2.0

Change of Address

Ownership transfer to **LLB** on **29-03-2002 05:58:40 PM**
Reference No **LL-020329-6CDF2**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Yasmin Weili Tan Bt Abdullah**
*	Designation	: **Secretary**

*	Change description	: **Registrar**
	Name of Registrar (if applicable)	: **Secretarial Communications Sdn Bhd (92040-W)**
*	Old address	: **Suite 11.01, Level 11, Menara Citibank ,165 Jalan Ampang, 50450 Kuala Lumpur**
*	New address	: **Level 47, Menara Citibank ,165 Jalan Ampang, 50450 Kuala Lumpur**
*	Telephone no	: **03-21622155, 03-21648411**
*	Facsimile no	: **03-21614535**
	E-mail address	:
*	Effective date	: **01-04-2002**
	Remark	:

LION LAND BERHAD (415-D)

Secretary

29 MAR 2002